January 11, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Justin Dobbie

VIA EMAIL AND EDGAR

Re:	Bryn Mawr Bank Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

(File No. 000-15261)

Dear Mr. Dobbie:

Bryn Mawr Bank Corporation (the “Company”) is responding to your letter dated December 16, 2009 pertaining to your review and comments regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the quarter ended June 30, 2009 and Form 10-Q for the quarter ended September 30, 2009 (“2009 Filings”).

The Company’s management is responsible for the adequacy and accuracy of the disclosures in the Company’s filings. We acknowledge that SEC Staff (“Staff”) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the 2009 Filings. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, this letter includes, in boldface type, the number and description of each of the comments in your letter and the corresponding responses thereto. All references to page numbers and captions in our responses correspond to the page numbers and captions in the 2009 Proxy Statement.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 19

Compensation Discussion and Analysis, page 15 of Definitive Proxy Statement on Schedule 14A

The Committee’s Processes, page 16 of Definitive Proxy Statement on Schedule 14A

1.

Please tell us why you have not disclosed the performance targets utilized in determining compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for net income, earnings per share, return on assets, return on equity and any of the other “predetermined goals” referenced on page 20 of the definitive proxy statement that were used as bases for determining compensation for your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

The disclosure on page 16 of the Company’s proxy statement for its 2009 annual meeting of shareholders (the “2009 Proxy Statement”) that references net income, earnings per share, return on assets and return on equity is not referring to performance targets but, instead, general factors that the Compensation Committee of the Company’s Board of Directors takes into account when reviewing the performance of the Company overall and making high level determinations for executive compensation.

The Compensation Committee does, however, approve specific performance goals for the named executive officers at the beginning of each year. These goals, together with a number of other factors, are used by the Compensation Committee when considering bonus allocations as well as salary and other compensation related decisions.

In response to the Staff’s comment, the Company provides below proposed revised disclosure relating to 2008 compensation decisions, particularly with regard to performance goals considered in setting base salaries and bonuses. The below disclosure is intended to establish a proposed revised format for the Company’s future proxy statements. Should the Staff find it acceptable, the Company will use substantially the same format for its future disclosure relating to this subject matter.

COMPENSATION ACTIONS FOR 2008

The Compensation Committee together with Mr. Peters evaluated and approved 2008 executive compensation in the context of the Company’s performance and the country’s general economic downturn. The Company’s compensation programs are intended to be balanced and reasonable, and to help attract and retain high quality talent.

The Compensation Committee focuses largely on CEO compensation to assure that it reflects operating and stock performance and demonstrates awareness of investor sentiment. Together with Mr. Peters, the Compensation Committee also considers compensation of other executive officers to achieve the right balance of incentives to appropriately reward and retain executives and maximize their performance over the long term.

Although the Company’s compensation methods are subject to fine-tuning as conditions change, the Compensation Committee strives to maintain consistency in its philosophy and approach. The Compensation Committee recognizes that value-creating performance by an executive or group does not necessarily translate immediately into appreciation of the Company’s stock price, particularly in periods of significant economic downturn such as that experienced in 2008. The

Compensation Committee intends to continue to reward management performance based on its belief that, over time, strong operating performance and earnings growth will be reflected through level or increased stock prices.

In 2008, a year of unprecedented financial turbulence, the Company’s leadership delivered more than $9.3 million in earnings, and compared favorably to similarly situated banks. The Company made progress on several of its growth initiatives including establishing a limited purpose trust company in the state of Delaware, opening a West Chester, Pennsylvania regional branch office which will bring its wealth management and banking services into another affluent market with good growth potential and further diversify its asset base and client accounts, and acquiring Lau Associates LLC and its affiliates which comprise a Wilmington, Delaware based investment advisory and financial planning firm.

Determining Compensation For Named Executive Officers

The Compensation Committee uses judgment and discretion rather than relying solely on formulaic results, and generally takes into account the global and regional business and economic environment, the Company’s overall performance, budgetary considerations, each executive officer’s performance in relation to the goals set for him or her, various components of compensation received by each executive officer in the prior year, results of any comparative surveys performed with respect to executive compensation in the previous year, competitive factors within the industry, and retention of key executives. The Compensation Committee assigns no specific, predetermined weight to performance goals when determining executive compensation.

Each year, members of the Company’s executive management and Board of Directors develop objectives that they believe should be achieved for the Company to be successful. Mr. Peters then reviews those objectives with the Compensation Committee for the purpose of establishing individual performance goals for himself. Mr. Peters also develops objectives that each named executive officer is expected to achieve, and against which their performance is assessed. These objectives are reviewed with the Compensation Committee at the beginning of each year. Mr. Peters leads the assessment of each named executive officer’s individual performance against the objectives, the Company’s overall performance and the performance of the division or function of the business for which the executive is responsible. Mr. Peters then makes an initial compensation recommendation to the Compensation Committee for each named executive officer. The named executive officers do not play a role in their compensation determination, other than discussing with Mr. Peters their individual performance against their predetermined objectives.

The Compensation Committee determined and directed the payment of 2008 bonuses for the Company’s executive officers in early 2009. With the exception of the bonuses allocated to Messrs. Smith and Waschull as further described below under their respective compensation discussions, the Compensation Committee decided to decrease all executive bonuses for 2008 largely due to the economic downturn and its effect on the Company’s overall performance.

Mr. Peters

In 2008, the Compensation Committee decided to increase Mr. Peters’ base salary by 3.90% over his 2007 base salary, and to decrease his bonus by 39.1% from his 2007 bonus. The Compensation Committee considered the factors described in “Determining Compensation For Named Executive Officers” above including the individual performance goals described below.

With respect to Mr. Peters’ 2008 base salary, the Compensation Committee considered goals and performance related to implementing an open architecture investment platform and the following financial objectives that were set in 2007:

Financial Objectives for 2007	2007 Goal	Actual 2007 Performance

Net Income	Increase 13.9%	Increase 7.0%

Average Loans	Increase 13.4%	Increase 16.4%

Average Deposits	Increase 9.9%	Increase 13.2%

Wealth Revenue	Increase 12.5%	Increase 8.7%

With respect to Mr. Peters’ 2008 bonus, the Compensation Committee considered goals and performance related to growth of the Company’s mergers and acquisitions activity and the following financial objectives that were set in 2008:

Financial Objectives for 2008	2008 Goal	Actual 2008 Performance

Net Income (excluding real estate gain)	Increase 14.8%	Decrease 26.7%

Diluted Earnings Per Share	Not less than $1.68	$1.08 per share

Wealth Revenue	$14.655 million or greater	$13.842 million

Although Mr. Peters did not meet his net income and wealth revenue goals for 2007, these financial measurements did increase over the prior year’s results. Additionally, Mr. Peters’ average loans and average deposits goals were exceeded by significant amounts, and the Company was successful in completing its implementation of an open architecture investment platform. With respect to 2008, although Mr. Peters did not meet the financial goals established for him, the Compensation Committee believes that he performed well in an extraordinarily tough business environment. With his keen leadership and organizational skills, Mr. Peters led the Company through rapidly changing and deteriorating economic conditions that emerged after the goals were set. Despite the challenges faced by the Company, its mergers and acquisitions activity continued to grow and various strategic initiatives were achieved as described above under “Compensation Actions for 2008.”

Mr. Smith

Mr. Smith has been the Company’s Treasurer and principal financial officer since 2005 and also serves as Executive Vice President, principal financial officer and Treasurer of the Company’s wholly owned subsidiary, The Bryn Mawr Trust Company (the “Bank”). In 2008, the Compensation Committee decided to increase Mr. Smith’s base salary by 3.75% over his 2007 base salary, and to increase his bonus by 23.3% from his 2007 bonus. The Compensation Committee considered the factors described in “Determining Compensation For Named Executive Officers” above including the individual performance goals described below.

Mr. Smith’s goals included no specific financial objectives, but instead related to strategic and operational goals in connection with Mr. Smith’s role as leader of the Finance Division. Mr. Smith’s goals included submitting all external regulatory and internal financial reporting requirements accurately and on time, continuing to stay current on new accounting developments and managing the impact of recent accounting pronouncements, identifying and implementing process change, revenue enhancements and cost reductions throughout the year, evaluating and appropriately adjusting finance, accounting and loan operations organizational structure, systems, workflow and staffing requirements, continuing to build-out, update and manage the asset/liability management system through the Asset Liability Committee, working with the CEO and Risk Management Committee to bring more Asset Liability Committee discussion to the Risk Management Committee, implementing the bank owned life insurance program, continuing to evaluate, develop and implement non-traditional funding sources, and continuing to participate in the investor relations program.

Mr. Smith was successful in achieving the objectives set for him. Particular credits include the Company’s timely and accurate financial reporting, proper evaluation of the Finance Division, fine organizational skills, successful management of the Asset Liability Committee, good investor relations, and implementation of accounting development programs. The Compensation Committee decided to increase Mr. Smith’s 2008 bonus largely because, in addition to meeting his established goals, his leadership in maintaining and strengthening the Company’s liquidity position and the Bank’s well capitalized status were critical in 2008’s extraordinarily difficult economic environment.

Ms. Gers

Ms. Gers has been employed by the Bank since 1998 and is currently Executive Vice President responsible for the Community Banking Division, marketing, technology and information services and operations. In 2008, the Compensation Committee decided to increase Ms. Gers base salary by 3.85% over her 2007 base salary, and to decrease her bonus by 6.0% from her 2007 bonus. The Compensation Committee considered the factors described in “Determining Compensation For Named Executive Officers” above including the individual performance goals described below.

Ms. Gers’ financial objectives consisted of the following:

Financial Objectives for Period Indicated*	Goal	Actual Performance

Consumer Deposit Accounts (2007)	Increase 15%	Increased 17%

Business Deposit Accounts (2007)	Increase 20%	Increased 0%

Fee Income (2007)	Increase 8%	Increased 3%

New Non-CD Accounts (2008)	Increase 10%	Increased 52%

*	Financial objectives for 2007 were considered in 2008 base salary determinations while financial objectives for 2008 were considered in 2008 bonus determinations.

Ms. Gers’ strategic and operational goals included maximizing deposit growth while minimizing cost, maintaining competitive organic (non-wholesale) funding rates in the local marketplace, maintaining competitive product sets, managing the Bank’s interest rates, increasing emphasis on same store sales (cross selling), expanding branch sales efforts, developing marketing and support materials for the open architecture investment platform, enhancing design of the Company’s website and electronic capabilities, continuing to develop and expand use of on-line applications for both consumer and business clients, launching and marketing a new small business banking package, introducing and testing new alternative funding ideas, managing branch reopening and marketing, managing human resources and staffing matters, and utilizing marketing budget discipline.

Ms. Gers led the Community Banking Division to a strong performance in 2008 and strengthened the Bank’s marketing, technology and information services and operations functions. Particular credits include increased new account growth on both consumer and business accounts, developing a marketing program for the open architecture investment platform, and successfully managing the Community Banking Division’s expenses.

Mr. Keefer

Mr. Keefer has been employed by the Bank since 1991 and is Executive Vice President and Chief Lending Officer, responsible for the Bank’s Credit Division. In 2008, the Compensation Committee decided to increase Mr. Keefer’s base salary by 3.75% over his 2007 base salary, and to decrease his bonus by 50.6% from his 2007 bonus. The Compensation Committee considered the factors described in “Determining Compensation For Named Executive Officers” above including the individual performance goals described below.

Mr. Keefer’s financial objectives consisted of the following:

Financial Objectives for Period Indicated*	Goal	Actual Performance

Average Loan Assets (2007)	Increase 13.6%	Increased 16.4%

Net Charge-Offs for “Traditional Bank” ** (2007)	Maintain below $650,000	$354,000

Net Charge-Offs for “Traditional Bank” ** (2008)	Maintain below $1,250,000	$25,000

Loan Delinquency (2007)	Maintain in top quartile of community banks in the $500 million to $1 billion asset range	Maintained in top quartile of community banks in the $500 million to $1 billion asset range

*	Financial objectives for 2007 were considered in 2008 base salary determinations while financial objectives for 2008 were considered in 2008 bonus determinations.
**	“Traditional Bank” excludes leasing portfolio activity.

Mr. Keefer’s strategic and operational goals included meeting income and expense budget for the Credit Division, meeting or exceeding the profit plans for the Credit Division and the Bank’s leasing subsidiary, managing integration of leasing subsidiary, executing West Chester loan production office and business plan, executing mortgage group business plan and either achieving positive contribution by this group to earnings or developing alternative strategy, and successfully managing Credit Division staffing needs.

Mr. Keefer met all of the financial goals established for him. He was successful in meeting his income and expense budget goals for the Credit Division, increasing average loan assets on a year over year basis, maintaining 2007 charge off and delinquency amounts at acceptable levels, integrating all aspects of the leasing subsidiary operations into the Bank, continuing implementation of the West Chester loan production office, and attracting and retaining high performance credit professionals. Under Mr. Keefer’s leadership as Chief Lending Officer, the Bank’s loan portfolio performed well in 2008 as credit quality remained high during the economic downturn.

Mr. Waschull

Mr. Waschull has been an Executive Vice President of the Bank since 2007 and he managed the Bank’s Wealth Management Division until January 2009. In 2008, the Compensation Committee decided to increase Mr. Waschull’s base salary by 4.10% over his 2007 base salary. Mr. Waschull’s bonus was pre-negotiated in his 2007 employment letter, and remained flat at $50,000 for 2008. The Compensation Committee considered the factors described in “Determining Compensation For Named Executive Officers” above including the individual performance goals described below.

The financial objectives the Compensation Committee considered in determining Mr. Waschull’s 2008 base salary consisted of the following:

Financial Objectives for 2007	2007 Goal	Actual 2007 Performance

Pre-Tax Net Income Before Allocations for the Wealth Management Division	$7.7 million	$7.4 million

Wealth Revenue	Increase 12.5%	Increase 8.7%

Mr. Waschull’s strategic and operational goals included selecting and implementing an open architecture investment platform in 2007, determining and implementing a way to maintain a limited proprietary investment product for purposes of account retention, improvement and possible restructuring of wealth management sales and marketing programs, and proper management of the Wealth Management Division.

Mr. Waschull’s 2008 bonus was based on a pre-negotiated amount agreed to in his 2007 employment letter with the Bank. Performance goals that would have been considered in Mr. Waschull’s 2008 bonus determination had such amount not been pre-arranged include attaining wealth revenue increase of 9% over 2007 actual results, obtaining the legal charter for and establishing a Delaware limited purpose trust company, establishing strategy for optimal entrance into the Delaware market and strong corporate image, successfully manage integration into the five year strategic plan for the Wealth Management Division, complete integration of the Private Banking Group into the Wealth Management Division, conduct ongoing analysis of prospective separately managed account partners in concert with the Company’s Investment Policy Committee, successfully launch two additional separately managed account strategies, and manage staffing and human resource needs.

Although Mr. Waschull missed his 2007 financial goals, he was successful in selecting and implementing an open architecture investment platform, enhancing the Wealth Management Division’s sales and marketing program, and increasing Wealth Management Division revenue.

2.	It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

In response to the Staff’s comment, the Company provides below proposed revised disclosure relating to peer companies and the Company’s use of information regarding the peer group. The below disclosure is intended generally to establish a proposed revised format for the Company’s future proxy statements. Should the Staff find it acceptable, the Company will use substantially the same format for its future disclosure relating to this subject matter.

BENCHMARKING DATA AND USE OF COMPENSATION CONSULTANTS

The Company does not benchmark the compensation of its named executive officers to a certain percentage or range of compensation within its peer group. Instead, as noted under the heading “Determining Compensation For Named Executive Officers” above, the Compensation Committee reviews the results of any comparative surveys performed with respect to executive compensation as one of many factors it uses to determine executive compensation. As discussed earlier in this proxy, the Company engaged Mr. Robert Jones of Innovative Compensation and Benefits Concepts, LLC in 2007. Mr. Jones developed a list of peer companies from a group of companies similar in size and industry to the Company. All are in the regional banking industry in Pennsylvania. The list of peer companies in the Jones report that the Company reviewed with respect to compensation decisions for 2008 is set forth below.

•	Abington Community Bancorp

•	DNB Financial Corp.

•	First Chester County Corp.

•	First National Community Corp.

•	Harleysville National Corp.

•	KNBT Bancorp Inc.

•	Leesport Financial Corp.

•	Omega Financial Corp.

•	Orrstown Financial Services Inc.

•	Pennsylvania Community Bancorp

•	Republic First Bancorp Inc.

•	Royal Bancshares/PA

•	Sterling Financial Corp.

•	Univest Corp of Pennsylvania

•	Willow Financial Bancorp Inc.

The Compensation Committee used information about the peer companies from the Jones report as a point of reference for measurement, but not as the determinative factor in setting the compensation of the Company’s named executive officers. The Company did not use compensation data of its peer group to “target” a specific peer group compensation level for any given executive. Rather, the Compensation Committee used its understanding of peer group compensation as one of many factors in its decision-making. The Compensation Committee has discretion in determining the nature and extent of its use of comparative compensation information.

Company and Division Incentive Plans, page 23 of Definitive Proxy Statement on Schedule 14A

3.	We note the discussion of the Share the Client Plan, the Wealth Management Division Sales Incentive Plan and the Commercial and Real Estate Lending Incentive Plan. Please tell us why none of these incentive compensation plans are filed as exhibits to the Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company does not file these plans as exhibits to the Form 10-K because the plans are available to employees, officers or directors generally and provide for the same method of allocation of benefits between management and nonmanagement participants. Item 601(b)(10)(iii)(C)(4) provides an exception to the general requirement of Item 601(b)(10)(iii)(A) to file these types of plans as exhibits to the Form 10-K.

Exhibits 31.1 and 31.2

4.	We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have included the titles of the certifying individuals at the beginning of the certifications and have added the word “we” in paragraph 4. We note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2009 and September 30, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

In response to the Staff’s comment, the Company will revise the wording of Exhibits 31.1 and 31.2 in its future Forms 10-K and 10-Q to contain no modifications to the form of the certification set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Exhibits 32.1 and 32.2

5.	We note that Exhibits 32.1 and 32.2 to the Form 10-Q for the quarterly period ended June 30, 2009 refer to the report for the period ended June 30, 2008. We note a similar error in the Form 10-Q for the quarterly period ended September 30, 2009. Please file amendments to each of these quarterly reports that include certifications referring to the correct periodic report.

The Company’s Forms 10-Q for the quarters ended June 30, 2009 and September 30, 2009 have been amended to revise the 32.1 and 32.2 certifications in response to the Staff’s comment.

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. If there are additional questions or comments, please contact the undersigned.

/s/ J. Duncan Smith
J. Duncan Smith
Principal Financial Officer and Treasurer

cc: Kathryn McHale, SEC Attorney Advisor

cc: Frederick C. Peters, II